SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                               Amendment No. 4


                      COMMUNITY MEDICAL TRANSPORT, INC.
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                              (Name of Issuer)

                        Common Stock, $.001 par value
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                       (Title of Class of Securities)

                                  203744107
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                               (CUSIP Number)

                             Mr. Craig V. Sloane
                      Community Medical Transport, Inc.
                               4 Gannett Drive
                         White Plain, New York 10604
                               (914) 697-9233
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 24, 2000
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



CUSIP NO. 203744107                  13D                    Page 2 of 5 pages
___________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Herbard Limited (no. Fed. I.D. No.)
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
___________________________________________________________________________
3    SEC USE ONLY
___________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
___________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           40,227 Shares

SHARES
___________________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY
___________________________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           40,227 Shares
___________________________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     40,227 Shares
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.96%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
___________________________________________________________________________

CUSIP NO. 203744107                  13D               Page 3 of 5 Pages

Item 1    Security and Issuer

          This statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on March 24, 2000, relates to shares of Common Stock, par value $0.001 per share, of Community Medical Transport, Inc., a Delaware corporation (the"Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 4 Gannett Drive, White Plains, New York, 10604.

Item 2    Identity and Backround

          This Statement is filed by Herbard Limited, a British Virgin Islands corporation ("Herbard").

          Herbard may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control Herbard.

          Exhibit A, previously filed as Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission on October 8, 1998, sets forth the name, place of organization, principal business, address of principal business and address of principal office of Herbard and each Instruction C Person.

          The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Herbard and each of the Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B to the
Schedule 13D filed with the Securities and Exchange Commission on October 8,
1998.

          During the five years prior to the date hereof, neither Herbard nor, to the best of their knowledge, any of the Instruction C Persons or any executive officer or director of Herbard or any of the Instruction C Persons,
(i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration

          Since the filing of Amendment No. 3 to Schedule 13-D on January 12, 1999, Herbard purchased 10,176 shares of Common Stock for an aggregate purchase price of $20,988 which was paid with Herbard's general corporate funds.

CUSIP NO. 203744107                  13D                    Page 4 of 5 Pages

Item 4    Purpose of the Transaction

          The acquisition and disposition of the Common Stock of the Issuer, reported herein, has been a part of the general investment activities of Herbard without any intent to influence or control the Issuer.

Item 5    Interest in Securities of the Issuer

          (a) & (b) As of September 30, 1999, the Issuer had a total of 1,015,947 shares of Common Stock issued and outstanding according to its Form 10Q SB/A filed on November 22, 1999 for the quarter ending September 30, 1999.

          Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 40,227 Shares. Pursuant to Rule 13d-3 (d)
(1) (i), such 40,227 Shares constitute an aggregate of approximately 3.96% of the outstanding Common Stock.

          (c) During the past 60 days, Herbard has made the following sales in the over-the-counter market: (i) on March 24, 2000, 50,000 shares of Common Stock were sold at $4.1688 per share; (ii) on March 27, 2000, 25,000 shares of Common Stock were sold at $4.125 per share; and (iii) on March 29, 2000, 5,000 shares of Common Stock were sold at $4.125 per share. Such sales transactions have reduced the number of shares of Common Stock Herbard holds to 40,227.

          (d)  Inapplicable

          (e) On March 24, 2000, Herbard ceased being the beneficial owner of more than 5% of the Common Stock of the Issuer.


Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


          Neither Herbard nor, to the best of its knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.


Item 7    Material to be Filed as Exhibits

          None.

CUSIP NO. 203744107                  13D                    Page 5 of 5 Pages

                                 SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:     April 4, 2000.





                              HERBARD LIMITED


                              By:  /s/ Thomas A. Huser
                                   ---------------------
                                   Thomas A. Huser
                                   Attorney-in-Fact